Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE

For more information, contact Bulldog Investors General Partnership at (201) 556-0092

 BULLDOG INVESTORS GENERAL PARTNERSHIP TERMINATES ITS TENDER OFFER FOR FRANKLIN UNIVERSAL TRUST SHARES

March 28, 2008 —Bulldog Investors General Partnership (“BIGP”) has terminated its amended tender offer to purchase up to 5,000,000 shares of beneficial interest, $0.01 par value (the “Shares”), of Franklin Universal Trust (“FT”) for cash at a price equal to 100% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange on the expiration date of the tender offer.  One of the conditions to BIGP’s obligation to purchase Shares pursuant to the tender offer was that each of BIGP’s nominees for election to the Board of Trustees of FT be duly elected at the 2008 Annual Shareholders’ Meeting held on March 14, 2008.  Such condition was not met.

As of the close of the regular trading session of the NYSE on March 27, 2008, the NAV of the Shares was $7.15 per Share and the market price was $6.46 per Share, which represents a discount to NAV of approximately 9.65%.  Shareholders tendered approximately 2.5 million Shares prior to BIGP’s termination of the tender offer.

BIGP is not accepting for payment any Shares that have been tendered, and such Shares will be returned promptly, without expense, to the holders who have tendered such Shares (or, in the case of Shares tendered by book-entry transfer through DTC, such Shares will be credited to the proper account maintained with DTC). The tender offer consideration will not be paid or become payable to any holders of Shares pursuant to the tender offer.  Under no circumstances should Shares be tendered to BIGP or DTC and, if tendered, such Shares will not be accepted and will be promptly returned to the tendering shareholder.

BIGP reserves the right in the future to conduct one or more tender offers for Shares of FT subject to the same or different conditions as provided for in the terminated offer and at such price or prices as BIGP, in its sole discretion, determines is advisable.

Any questions concerning the termination of the tender offer and proxy solicitation may be directed to BIGP at the telephone number or Email address listed below.

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Telephone:  (201) 556-0092
Email:  info@bulldoginvestors.com

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BIGP INFORMATION

BIGP is a New York general partnership formed in 2006, whose principal business is investing in publicly traded securities.  The general partners of BIGP are Opportunity Partners L.P., an Ohio limited partnership, Opportunity Income Plus Fund L.P., a Delaware limited partnership, Full Value Partners L.P., a Delaware limited partnership, Kimball & Winthrop, Inc., an Ohio corporation, Steady Gain Partners L.P., a Delaware limited partnership, Mercury Partners L.P., a California limited partnership, and Calapasas Investment Partners L.P., a California limited partnership.  Each of the foregoing general partners of BIGP is a private investment partnership except for Kimball & Winthrop, Inc., which is an investment advisory firm.